SEC
Mail Processing
Section

MAR 22 2019

Washington DC
413

SECU

19006032

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2018 (MM/DD/YY) AND ENDING 01/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rance King Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E. Broadway
(No. and Street)

Long Beach (City) CA (State) 90803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Rance King, Jr. (562) 240-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William Rance King, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rance King Securities Corporation, as of January 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

See attached CA acknowledgment

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On Feb. 28, 2019 before me, Tanja M. Pierce, Notary
Date Here Insert Name and Title of the Officer

personally appeared William R. King Jr.
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

TANJA M. PIERCE
Notary Public - California
Los Angeles County
Commission # 2157737
My Comm. Expires Jul 21, 2020

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______
Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Rance King Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rance King Securities Corporation (the "Company") as of January 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 19, 2019

RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2019

ASSETS

Assets:	
Cash in bank	$ 373,469
Due from related parties	299,891
Prepaid taxes	700
Total assets	$ 674,060

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 378,146
Total liabilities	378,146
Stockholder's equity:	
Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	257,003
Total stockholder's equity	295,914
Total liabilities and stockholder's equity	$ 674,060

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

FOR THE YEAR ENDED JANUARY 31, 2019

Revenues:		
Marketing and due diligence income - related party		$ 2,245,070
Commissions income - related party		4,460,691
Total revenues		6,705,761
Expenses:		
Commissions	$ 4,872,124	
Salaries	1,098,381	
Marketing and due diligence	458,472	
Conferences and seminars	75,326	
Professional fees	71,639	
Occupancy	25,997	
Postage and delivery	29,704	
Licenses, fees and regulatory assessments	18,632	
Dues and subscriptions	8,750	
Office expense	6,636	
Travel and transportation/other	46,678	
Total expenses		6,712,339
Operating Loss		(6,578)
Other Income:		
Interest income		9,467
Income before income taxes		2,889
Income taxes		2,100
Net income		$ 789

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JANUARY 31, 2019

	Common Stock	Additional Paid-in capital	Retained Earnings	Total
Balance, beginning of year	$ 10,000	$ 28,911	$ 256,214	$ 295,125
Net income	-	-	789	789
Balance, end of year	$ 10,000	$ 28,911	$ 257,003	$ 295,914

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2019

Cash flows from operating activities:	
Net income	$ 789
Adjustments to reconcile net income to net cash used by operating activities:	
Change in:	
Due from related party	315,575
Accrued expenses	(349,714)
Prepaid taxes	2,100
Net cash flows used by operating activities	(31,250)
Cash flows from investing activities	-
Cash flows from financing activities:	-
Net decrease in cash	(31,250)
Cash, beginning of year	404,719
Cash, end of year	$ 373,469

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2019

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered-broker dealer, subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory, Inc. ("FINRA"), incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3, and the Company does not hold customer funds or securities. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents during the year ended January 31, 2019.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of January 31, 2019, the Company had cash deposits in one financial institution amounting to $351,642, which exceeded federally insured limits by $101,642. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Revenue is recognized when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured and services are performed. The Company recognizes revenue pursuant to the Managing Dealer Agreement ("MDA") with its related party, whereby the Company earns fees for marketing and due diligence activities, along with commission income for the sale of beneficial interests of Delaware Statutory Trusts ("DST"). Please refer to Note 3 for related party transactions.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Current income taxes result from reporting of Federal income tax and California franchise tax for financial and tax purposes.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 1,300	$ 800	$ 2,100
Deferred	-	-	-
	$ 1,300	$ 800	$ 2,100

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2019.

The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's income tax returns for the tax years ending 2015 and forward remain open for examination by federal, and 2014 and forward remain open for examination by State of California.

(3) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement (the "agreement") with Rance King Properties, Inc. ("RKP"), an affiliate of the Company. The Company agreed to utilize certain facilities, utilities, office expenses, accounting and tax services, and personnel shared with RKP. On January 1, 2019, the agreement was amended and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. Under the terms, the Company is legally obligated to RKP for the Company's pro rata share of these costs, which totaled $165,780 for the year ended January 31, 2019.

(3) RELATED PARTY TRANSACTIONS, continued

The Company's business operations typically relate to MDA's with RKP or its affiliates, the owner and manager of certain investment properties, which appoint the Company as the exclusive agent for the placement of beneficial interests in these properties, which are organized as DST's. On August 10, 2017, January 18, 2018, May 23, 2018 and July 23, 2018, the Company entered into MDA's with RK Edwards Mill DST, RK Manchester Place DST, RK Montecito Pointe DST and RK One White Oak DST respectively. Under the MDA's, the Company will receive sales commission equal to 6% of the proceeds released to the DST's, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. The Company earned revenues totaling $6,705,761 from the sale of these DST interests for the year ended January 31, 2019. At January 31, 2019, $299,891 of these revenues are included in Due from related parties on the Statement of Financial Condition.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

(4) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement or 6 2/3% of its aggregate indebtedness, whichever is greater, under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of January 31, 2019, the net capital ratio was 6.27 to 1 and the net capital was $60,327 which exceeded the required minimum capital by $35,116.

(5) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition or disclosure in the financial statements.

(6) RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended January 31, 2019.

ASC Topic 606 had no material impact on the Company's financial statements.

(6) RECENTLY ISSUED ACCOUNTING PRONOUCEMENTS, Continued

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending January 31, 2020.

Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

RANCE KING SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2019

Total stockholder's equity		$ 295,914
Less: non-allowable assets		
Receivable, in excess of payable	$ (234,887)	
Prepaid taxes	(700)	
Total non-allowable assets		(235,587)
Net capital		$ 60,327

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 25,211
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 25,211
Excess net capital	$ 35,116

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 378,146
Ratio of aggregate indebtedness to net capital	6.27 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated January 31, 2019.

See Report of Independent Registered Public Accounting Firm

RANCE KING SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2019

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

RANCE KING SECURITIES CORPORATION
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2019

Not Applicable - The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

Rance King Securities Corporation
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended January 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Rance King Securities Corporation:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Rance King Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rance King Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Rance King Securities Corporation stated that Rance King Securities Corporation met the identified exemption provisions throughout the most recent fiscal year ended January 31, 2019, without exception. Rance King Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rance King Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 19, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

RANCE KING SECURITIES CORPORATION
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2019

Rance King Securities Corporation operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3.

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"

During the year ended January 31, 2019, the Company met the provisions of this exemption without exception.

William Rance King, Jr.
President

Rance King Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owner of Rance King Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Rance King Securities Corporation and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Rance King Securities Corporation (the "Company") for the year ended January 31, 2019, solely to assist you and SIPC in evaluating Rance King Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended January 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 19, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Rance King Securities Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2019

		Amount
Total assessment	$	-
SIPC-6 general assessment		
Payment made on August 14, 2017		(159)
SIPC-7 general assessment		-
Total assessment balance (overpayment carried forward)	$	(159)

See report of independent registered public accounting firm